July 25, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 6010
Attn: Song P. Brandon

Re:	Minrad International, Inc.
Registration Statement on Form S-3
Filed June 6, 2008
File Number 333-151472
Dear Ms. Brandon:
     On behalf of our client, Minrad International, Inc. (“Minrad”), this letter responds to the comments received by Minrad from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2008, relating to the above-referenced registration statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have set out in this response letter.
1.	We note that you are registering the sale of 19,622,646 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you do not appear to be eligible to conduct a primary at-the-market offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the

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July 25, 2008

securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;
•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
     Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. We respectfully submit that all of the shares of common stock (the “Offered Shares”) being registered for resale under the above referenced registration statement are covered by Rule 415(a)(1)(i) because the Offered Shares are offered solely by security holders of Minrad and not by Minrad, and none of the selling security holders is acting on behalf of Minrad.
     The following table shows the number of shares being offered by each of the selling security holders and the percentage of the overall offering represented by such shares

	Number of
	Shares Registered	Percentage of
Name of Selling Security Holder	for Sale	Offering

LB I Group Inc.	4,905,661	25.0%

Portside Growth & Opportunity Fund	4,905,661	25.0%

Highbridge International, LLC	4,905,661	25.0%

Aisling Capital II, LP	2,452,831	12.5%

UBS O’Connor LLC fbo O’Connor
Global Convertible Arbitrage
Master Limited	1,603,661	8.2%

UBS O’Connor LLC fbo O’Connor
Global Convertible Arbitrage II
Master Limited	113,321.6%

UBS O’Connor LLC fbo O’Connor
Pipes Corporate Strategies Master
Limited	735,850	3.8%

     Item D.29 of the Staff’s Manual of Publicly Available Telephone Interpretations recognizes that in determining whether an offering characterized as a secondary offering is really

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July 25, 2008

an offering on behalf of the issuer consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
     How Long the Selling Security Holders Have Held the Offered Shares and the Circumstances under which They Received Them.
     The shares covered by the registration statement are shares of Minrad common stock which are issuable to the selling security holders upon conversion of notes issued by Minrad. The convertible notes were sold to the selling security holders in a private placement transaction (the “Private Placement”) exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The closing of the sale of the notes occurred on May 6, 2008. Each of the investors is an “accredited investor” as the term is defined in Rule 501 of Regulation D under the Securities Act. Each of the selling security holders represented in the Securities Purchase Agreement pursuant to which it acquired the notes that it was purchasing the notes, and upon conversion of the notes will acquire the conversion shares, for its own account and not with a view to resale.
     Item 3S.(b) of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.”
     Since the acquisition of the notes, the selling security holders have been subject to the full economic and market risks of ownership, with no assurance of their ability to sell the conversion shares, either in a liquid market, or at all. The decision to convert the notes and to determine when or if the conversion shares may be sold rests exclusively in the control of each investor.
     In contrast to some PIPE transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction and acquire the security, in the Private Placement, the notes were irrevocably purchased at the closing for a fixed purchase price of $40,000,000. Nor was the Private Placement structured as an “at the market” transaction in which broker-dealers typically agree to purchase securities based on a formula and are able to resell them immediately. Pursuant to the Registration Rights Agreement executed by the parties in the Private Placement, the registration statement registering the note conversion shares was required to be filed within forty-five days after the acquisition of the notes. It was filed one month after the closing.
     In addition, the notes were sold with a fixed conversion price of $2.65, subject to adjustment only in the event of stock splits, stock dividends, or similar events or because of a change in the conversion price per share resulting from an issuance or deemed issuance of Common Stock at a price per share less than the then applicable conversion price of the notes.

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July 25, 2008

None of these factors are within the control of the selling security holders. Moreover, the conversion price of $2.65 represented a premium of approximately 20% over the $2.22 closing price of Minrad’s stock on the closing date of the Private Placement. In order for the conversion shares to have value, the market price of Minrad’s common stock will need to increase significantly. Since the closing date of the Private Placement, Minrad’s common stock price has fluctuated between a high closing price of $2.26 and a low closing price of $1.76.
          Relationships with the Issuer and Among Selling Security Holders
     With the following exceptions, none of the seven selling security holders had any prior relationship with the registrant:
• Lehman Brothers Holding, Inc., an affiliate of LB I Group Inc, owned approximately 9.5% of Minrad’s common stock prior to the Private Placement; and

• Brett Zbar, a member of Minrad’s board of directors, is a principal of Aisling Capital Partners, LP, an affiliate of Aisling Capital II, LP. Aisling Capital Partners, LP owned approximately 5.3% of Minrad’s common stock prior to the Private Placement. Aisling also entered into an agreement with Minrad dated May 26, 2006 in which Aisling was granted information rights with respect to the Company and its subsidiaries' operations.
     Although certain of the selling security holders are or may be deemed to be affiliates of the Company, the Staff has stated that the inclusion of an affiliate as a selling stockholder does not prevent a registered resale offering from being considered a valid secondary offering. Item D.38 of the Staff’s Manual of Publicly Available Telephone Interpretations states “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” Similarly, Item H.20 of the Telephone Interpretations provides: “...secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”
     None of the Selling Security Holders are related, except that the aggregate UBS investment was split among three related funds. None of the selling security holders is in the business of underwriting securities.
     The Amount of Shares Involved
          As of July 8, 2008 there were 48,926,792 shares of Minrad common stock outstanding. If all of the principal and all of the interest payable over the three-year term of the notes were converted to common stock at the conversion price of $2.65, 18,494,924 shares

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would be issued, or approximately 37.8% of Minrad’s currently issued common stock. If only principal is converted, which is likely to occur because the notes require Minrad to make quarterly payments of interest in cash, 15,094,340 shares would be issued upon conversion, or approximately 30.8% of the currently issued and outstanding common stock of Minrad. On a fully diluted basis (assuming the exercise of exercisable warrants and vested options held by employees) these issuances would represent 23.3% and 19.0% respectively.
     Whether any of the Selling Security Holders is in the Business of Underwriting Securities
     Each of the selling security holders has advised the Company that it is not in the business of underwriting securities. Each of the selling security holders represented in the Securities Purchase Agreement pursuant to which it acquired the notes that it was purchasing the notes, and upon conversion of the notes will acquire the conversion shares, for its own account and not with a view to resale.
     Whether under all the Circumstances it Appears that the Selling Security Holders are Acting as a Conduit for the Issuer
     As mentioned above, the conversion price of $2.65 represented a premium of approximately 20% over the $2.22 closing price of Minrad’s stock on the closing date of the Private Placement. In order for the conversion shares to have value, the market price of Minrad’s common stock will need to increase significantly. Since the closing date of the Private Placement, Minrad’s common stock price has fluctuated between a high closing price of $2.26 and a low closing price of $1.76. If the intent had been for the investors to acquire the notes and immediately convert and sell, the conversion price would logically have been set at or below the current market price. It is not logical that if a rapid sale of the stock was contemplated, the parties would have required a 20% increase in the stock price before the note holders could sell the conversion shares at a break-even point.
     In addition, the terms and conditions of the transaction were negotiated extensively and at arm’s length and contained provisions significantly different than those originally proposed by the Company. For example, the investors required that the notes be secured, and also negotiated the inclusion of a financial test to be met on testing dates throughout the term of the Note. Such negotiations and provisions would not have been necessary if the investors were acting in concert with the Company, merely as conduits, intending to convert the notes and sell the shares immediately after the closing.
     Moreover, none of the investors is related to any of the other investors (although the UBS investment was split among three related funds). There is no evidence that the investors have any plan to act in concert with respect to the conversion shares. None of the investors is in the business of underwriting securities. Each of the investors represented in the Securities Purchase Agreement that it was purchasing the notes, and upon conversion of the notes will acquire the conversion shares, for its own account and not with a view to resale.

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July 25, 2008

     Under the circumstances we respectfully submit that the offering is a valid secondary offering and the Company should be permitted to register the conversion shares on Form S-3.
2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).
     The total dollar value of the 19,622,646 shares of Common Stock being registered in the registration statement was $43,562,274.12 on the date of the closing of the Senior Convertible Note Transaction, based on the closing price of its stock on that date of $2.22.
     This disclosure has been added to the prospectus under the subheading “Overview” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction” on page 16.
3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.
     The prospectus has been amended to provide the disclosures requested. Payments and potential payments to the note holders throughout the terms of the notes are made in the subsection entitled “Payments to Note Holders” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction”, beginning on page 16.
     Disclosure of information about the net proceeds to the issuer from the sale of the notes is made under the subsection “Cost of Financing” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction”, beginning on page 22.
4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

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July 25, 2008

•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.
If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion

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July 25, 2008

price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
     We have added the disclosures to the prospectus in the table set forth under the subheading “Possible Profits of the Selling Security Holders” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction”, beginning on page 20. Disclosure of the terms and conditions under which the conversion price of the notes may change has been added in the paragraph immediately following such table.
5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the

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July 25, 2008

date of the sale of that other security and the total possible number of underlying shares; and
•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
     To the Company’s knowledge, none of the selling security holders holds any warrants, options, notes, or other securities for which there exists any conversion discounts.
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible note transaction; all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.
     The disclosures have been made in the prospectus under the subheading “Cost of Financing” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction”, beginning on page 22.
7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

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•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
     To the Company’s knowledge, there had been no prior securities transactions between the Company (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction, except Aisling Capital acquired 1,500,000 shares of Minrad’s common stock in the Company’s underwritten public offering in 2006. This information has been disclosed on page 23 of the prospectus.
8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

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July 25, 2008

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
     Prior to the convertible note transaction, 18,386,864 of its shares were held by persons who were not affiliates of the Company or of the selling security holders. Aisling Capital II L.P. acquired 750,000 shares of Common Stock from Crestview Capital LLC, Corsair Capital Partners, L.P., Corsair Capital Investors, Ltd. and Corsair Capital Partners 100, L.P. In addition, Corsair Capital Partners, L.P., Corsair Capital Investors, Ltd. and Corsair Capital Partners 100, L.P. transferred warrants to acquire 125,000 shares of Common Stock to LBI Group, Inc. The transferors of those shares and warrants were named in a selling shareholders registration statement originally filed on Form SB-2, Registration No. 333-126359, on July 1, 2005. On September 14, 2007, the Company amended the selling security holder table to reflect the change in identity of the se selling security holders. Neither selling security holder has sold any shares under the previously filed registration statement. 2,452,831 shares are being registered in the current registration statement on behalf of Aisling Capital II L.P. and 4,905,661 shares are being registered on behalf of LB I Group LP.
     The foregoing disclosure has been added to the prospectus under the subheading “Previous Registration of Stock of the Selling Security Holders”, beginning on page 23.
9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

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July 25, 2008

•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
     The prospectus has been amended to disclose the Company’s belief that, subject to the risks disclosed in the section “Risk Factors”, and based upon its current knowledge of controllable events, it believes it will be able to make all the required payments on notes, either through internal or external sources of cash. The disclosure is in the prospectus under the subheading “Overview” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction” on page 16.
     LBI Group Inc., Aisling Capital II, LP, UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited, and UBS O’Connor LLC fbo O’Connor Pipes Corporate Strategies Master Limited have advised the Company that they do not have an existing short position in Minrad’s common stock.
     Highbridge International LLC has advised the Company that, in the ordinary course of its business in trading securities positions, it may enter into short sales. However, no such short sales are entered into while it is in possession of any material, nonpublic information. It also acknowledged the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.
     Portside Growth and Opportunity Fund has advised the Company that, in the ordinary course of its business in trading securities positions, it may enter into short sales. However, no such short sales are entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by it and it is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.
     Accordingly, no further disclosure was made in the prospectus.
10.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders,

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or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
     Disclosure of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer and the selling security holders, their affiliates or persons with who they have contractual relationships regarding the transactions have been added to the prospectus under the subheading “Payments to Affiliates of Our Note Holders in Connection with the Senior Convertible Note Transaction” beginning on page 19.
     All agreements or the forms of such agreements between the Company and the selling security holders, its affiliates or persons with whom any selling security holder has a contractual relationship regarding the transaction in connection with the sale of the convertible notes have been filed and incorporated by reference into the registration statement.
11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.
     In accordance with the terms of the negotiated registration rights agreement between the Company and the selling security holders, the number of shares which the Company seeks to register was determined by dividing the principal amount of each note by the conversion price of $2.65 and multiplying the quotient by 130%. The aggregate of all such calculations equals the number of shares which are sought to be registered. The basis for such calculation was already included in the prospectus under the heading “Selling Security Holders” and further disclosure has been added under the subheading “Overview” under the heading “Information about the Convertible Notes and the Senior Convertible Note Transaction” on page 16.
12.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

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July 25, 2008

     We have amended the footnotes to the selling security holders table in the prospectus beginning at page 14 to more clearly identify the individuals who have voting and/or dispositive powers with respect to the shares to be offered, except in the case of LB I Group Inc. because it is controlled by Lehman Bros Holdings, Inc., which is a public company.
     Please contact me at (716) 848-1350 if you have any questions regarding these responses. We are delivering two marked and two clean courtesy copies of Amendment No. 1 to you via overnight mail.
Very truly yours,
/s/ Janet N. Gabel
Janet N. Gabel

cc.:	William H. Burns
David DiGiacinto
Charles Trego, Jr.